November 21, 2012

U.S. Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C.  20549

Re:  Dunham Funds, File No. 811-22153

Ladies and Gentlemen:

On behalf of Dunham Funds (the "Registrant"), a Delaware statutory trust, we hereby file a registration statement under the Securities Act of 1933 on Form N-14.

Subject to shareholder approval and pursuant to an Agreement and Plan of Reorganization, it is anticipated that the Sherwood Forest Alternative Fund, a series of World Funds Trust will transfer all of its assets and liabilities to the Dunham Alternative Strategy Fund, a series of the Registrant, in exchange for shares of the Dunham Alternative Strategy Fund (the "Reorganization").  Immediately after the transfer of the Sherwood Forest Alternative Fund's assets and liabilities, the Sherwood Forest Alternative Fund will make a liquidating distribution to its shareholders of the Dunham Alternative Strategy Fund's shares so received, so that a holder of shares in the Sherwood Forest Alternative Fund at the time of the Reorganization will receive a number of shares of the Dunham Alternative Strategy Fund with the same aggregate value as the shareholder had in the Sherwood Forest Alternative Fund immediately before the Reorganization.

Please direct comments to Parker Bridgeport at 614-469-3238 or JoAnn Strasser at 614-469-3265.

Sincerely,

/s/ Thompson Hine LLP

722323.1